Financial Statements

Coral Gold Resources Ltd.
January 31, 2006, 2005 and 2004
(In Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Coral Gold Resources Ltd.

We have audited the accompanying consolidated balance sheet of Coral Gold Resources Ltd. (an exploration stage enterprise) as of January 31, 2006, and the related consolidated statements of operations and deficit, cash flows and mineral properties for the year then ended, and for the period January 22, 1981 (inception) through January 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements as of January 31, 2005, and for the period January 22, 1981 (inception) through January 31, 2005, were audited by other auditors whose report dated April 13, 2005 expressed an unqualified opinion on those statements prior to restatement. The consolidated financial statements for the period January 22, 1981 (inception) through January 31, 2005 prior to restatement, as described below, included total revenues and net loss of $2,176,079 and $20,510,872, respectively. Our opinion on the consolidated statements of operations and deficit and cash flows for the period January 22, 1981 (inception) through January 31, 2006, insofar as it relates to amounts for prior periods through January 31, 2005 before restatement is based solely on the report of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coral Gold Resources Ltd., at January 31, 2006, and the results of its operations and its cash flows for the year then ended and the period from January 22, 1981 (inception) through January 31, 2006, in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements of Coral Gold Resources Ltd. as of January 31, 2005 and for the years ended January 31, 2005 and 2004, prior to the adjustments described in notes 2, 3 and 19, were audited by other auditors who have ceased operations. As described in Note 2, the Company recorded a prior period adjustment to apply a full valuation allowance against future income tax assets arising from prior year non-capital loss carry-forwards from the Company’s US operations and deductible temporary differences related to the Company’s Canadian operations, and the Company also recorded a prior period adjustment to reclassify foreign exchange gains or losses incorrectly included in the future income tax expense. In addition, the adjustments described in Note 2 affected the disclosures and reconciliations from Canadian to United States generally accepted accounting principles, as described in Note 19. As previously filed and described in Note 3, the Company recorded prior period adjustments to account for an unrecorded future income tax liability arising from prior years. We audited the adjustments to the 2005 and 2004 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2005 and 2004 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 and 2004 consolidated financial statements taken as a whole.

Our previous audit report dated May 31, 2006 has been withdrawn and the 2006, 2005 and 2004 consolidated financial statements have been restated as described in notes 2 and 19.

Vancouver, Canada,	“/s/ Ernst & Young LLP”
May 31, 2006, except as to Notes 2 and 19	Chartered Accountants
which are as of April 24, 2007.

MOORESTEPHENS
ELLISFOSTERLTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
(An Exploration Stage Company)

We have audited the consolidated balance sheets and the consolidated statements of mineral properties of Coral Gold Resources Ltd. (formerly Coral Gold Corp.) (An Exploration Stage Company) and Subsidiaries (the “Company”) as at January 31, 2005 and the consolidated statements of operations and deficit and cash flows for each of the years ended January 31, 2005 and 2004, and for the cumulative period January 22, 1981 (inception) to January 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements presented fairly, in all material respects, the consolidated financial position of the Company as at January 31, 2005 and the results of its operations and its cash flows for each of the years ended January 31, 2005 and 2004, and for the cumulative period January 22, 1981 (inception) to January 31, 2005 in accordance with Canadian generally accepted accounting principles.

Differences between Canadian and United States generally accepted accounting principles affecting the determination of shareholders’ equity at January 31, 2005 and 2004 and the determination of net loss for each of the years in the two-year period ended January 31, 2005 are summarized in note 14.

Vancouver, Canada	“MOORE STEPHENS ELLIS FOSTER LTD.”
April 13, 2005	Chartered Accountants
(except as to note 14 all of which are as of July 21, 2005)

Coral Gold Resources Ltd.

CONSOLIDATED BALANCE SHEETS

As at January 31	(In Canadian Dollars)

	2006	2005
	$	$
	restated	restated
	[note 2]	[notes 2 and 3]
ASSETS
Current
Cash and cash equivalents	663,071	1,472,146
Advances receivable [note 14(a)]	62,358	78,101
Prepaid expenses	69,856	12,647
	795,285	1,562,894
Investment securities [note 6]	147,408	129,934
Loan receivable [note 14(g)]	83,000	50,000
Equipment [note 7]	3,634	4,543
Mineral properties [note 8]	10,095,609	8,472,255
Reclamation deposit [note 9]	260,976	518,057
	11,385,912	10,737,683

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 14(h)]	696,810	85,937
Advances payable to related parties [note 14(b)]	61,956	76,352
	758,766	162,289

Site restoration obligation [note 15]	16,000	—

Future income tax liability [notes 4 and 16]	2,926,084	2,599,608

Non-controlling interest	10,320	—

Shareholders’ equity
Subscriptions received in advance [note 10]	60,000	—
Share subscriptions receivable	—	(11,945)
Share capital [note 11]	31,560,337	30,754,678
Contributed surplus [note 12]	1,428,173	343,533
Deficit	(25,373,768)	(23,110,480)
	7,674,742	7,975,786
	11,385,912	10,737,683

Commitments [note 13]

See accompanying notes

On behalf of the Board:
“Louis Wolfin”                                      “David Wolfin”
Director                                                  Director

Coral Gold Resources Ltd.

CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT

Years ended January 31	(In Canadian Dollars)

	For the period from inception on January 22, 1981 to January 31, 2006	2006	2005	2004
	$	$	$	$
	restated	restated	restated	restated
	[note 2]	[note 2]	[notes 2 and 3]	[notes 2 and 3]
REVENUE
Sales	2,176,079	—	—	—
Cost of sales	(5,383,348)	—	—	—
	(3,207,269)	—	—	—

EXPENSES
Administrative services	1,058,598	—	—	—
Amortization	2,728	909	1,136	684
Consulting fees [note 14(c)]	227,528	40,603	41,480	29,262
Directors fees [note 14(e)]	75,763	12,000	14,000	24,000
Investor relations and shareholder information	1,901,480	85,283	74,075	143,217
Legal and accounting	2,599,764	208,314	74,308	80,571
Listing and filing fees	137,275	17,532	20,428	43,626
Management fees [note 14(d)]	354,500	105,000	75,000	90,000
Office and miscellaneous	2,036,612	82,007	93,910	118,872
Salaries and benefits	921,759	625,351	79,929	55,437
Stock-based compensation	1,399,633	1,056,100	343,533	—
Transfer agent fees	52,056	9,124	12,470	11,437
Travel	931,194	59,760	35,816	43,396
	11,698,890	2,301,983	866,085	640,502
Loss before the following	(14,906,159)	(2,301,983)	(866,085)	(640,502)
Other items
Interest income	854,290	20,454	33,786	15,184
Foreign exchange gain	470,355	193,650	110,909	209,538
Gain realized on disposition of
option on property	143,552	—	—	—
Gain on sale of investment	17,692	—	—	—
Recovery (writedown) of advances receivable	(348,323)	12,467	—	36,320
Financing costs	(341,006)	—	—	—
Writedown of investment securities	(809,828)	—	—	(19,007)
Loss on equipment disposals	(32,784)	—	—	—
Writedown of equipment	(16,335)	—	—	—
Writedown of mineral properties	(7,110,148)	—	—	(4,968)
Loss for the year before future income
taxes and non-controlling interest	(22,078,694)	(2,075,412)	(721,390)	(403,435)
Future income tax expense [note 16]	(3,295,063)	(187,865)	(262,275)	(136,379)
Non-controlling interest loss	(11)	(11)	—	—
Loss for the period	(25,373,768)	(2,263,288)	(983,665)	(539,814)

Deficit, beginning of the period		(23,110,480)	(22,126,815)	(21,587,001)
Deficit, end of the period		(25,373,768)	(23,110,480)	(22,126,815)

Basic and diluted:
Loss per share		(0.47)	(0.21)	(0.15)

Weighted average number of common shares outstanding		4,789,881	4,629,892	3,686,398

See accompanying notes

Coral Gold Resources Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended January 31	(In Canadian Dollars)

	For the period from inception on January 22, 1981 to January 31, 2006	2006	2005	2004
	$	$	$	$
	restated	restated	restated	restated
	[note 2]	[note 2]	[note 2]	[note 2]
OPERATING ACTIVITIES
Loss for the period	(25,373,768)	(2,263,288)	(983,665)	(539,814)
Adjustments for items not involving cash:
Amortization	2,728	909	1,136	684
Writedown of equipment	16,335	—	—	—
Stock based compensation	1,399,633	1,056,100	343,533	—
Non-controlling interest	11	11	—	—
Future income tax expense	3,295,063	187,865	262,275	136,379
Writedown of investment securities	809,828	—	—	19,007
Writedown of mineral properties	7,110,148	—	—	4,968
Writedown of advances receivable	348,323	12,467	—	(36,320)
Loss on equipment disposals	32,784	—	—	—
Gain on sales of investments	(17,692)	—	—	—
Gain realized on disposition of option on property	(143,552)	—	—	—
Foreign exchange gain	(721,641)	(214,051)	(157,429)	(350,161)
Change in non-cash working capital:
(Increase) decrease in advances receivable	(410,681)	3,276	(21,556)	(19,258)
(Increase) decrease prepaid expenses	(69,856)	(57,209)	(1,671)	(10,976)
Investment securities	(119,174)	—	—	—
Increase (decrease) in accounts payable
and accrued liabilities	696,810	610,873	7,590	(152,419)
(Decrease) increase in advances payable	61,956	(14,396)	(6,397)	(73,985)
Cash used in operating activities	(13,082,745)	(677,443)	(556,184)	(1,021,895)

INVESTING ACTIVITIES
Mineral properties acquisition and
exploration expenditures incurred	(16,023,742)	(584,880)	(897,908)	(420,054)
Acquisition of Marcus Corporation	(14,498)	(14,498)	—	—
Proceeds on sale of equipment	92,732	—	—	—
Loan receivable	(83,000)	(33,000)	(50,000)	—
Purchase of equipment	(145,485)	—	—	(2,943)
Purchase of investments	(939,776)	(17,474)	—	—
Advances receivable recovered	—	—	—	36,320
Decrease (increase) in reclamation deposit amounts	(260,976)	257,081	33,662	651,433
Cash provided by (used in investing activities)	(17,374,745)	(392,771)	(914,246)	264,756

FINANCING ACTIVITIES
Subscriptions received in advance	60,000	60,000	—	791,720
Cash from share subscriptions receivable	—	11,945	58,700	—
Issuance of shares for cash, net	31,031,432	189,194	316,720	2,196,541
Cash provided by financing activities	31,091,432	261,139	375,420	2,988,261

Net increase (decrease) in cash
and cash equivalents	633,942	(809,075)	(1,095,010)	2,231,122
Cash and cash equivalents, beginning of year	29,129	1,472,146	2,567,156	336,034
Cash and cash equivalents, end of year	663,071	663,071	1,472,146	2,567,156

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Interest		40	145	730
Income taxes		—	—	—

See accompanying notes

Coral Gold Resources Ltd.

CONSOLIDATED STATEMENTS OF
MINERAL PROPERTIES

Years ended January 31	(In Canadian Dollars)

	Acquisition Cost		Exploration Expenditures		Proceeds of Interest Disposed of		Total
	$		$		$		$

Robertson Property[note 8(a)(i) and 8(a)(iii)]
Balance, January 31, 2004		801,956		8,675,800		(1,937,625)		7,540,131
2005 transactions, net		—		890,292		—		890,292
Balance, January 31, 2005		801,956		9,566,092		(1,937,625)		8,430,423
2006 transactions, net		—		1,623,354		—		1,623,354
Balance, January 31, 2006		801,956		11,189,446		(1,937,625)		10,053,777

Ruf and Norma Sass Properties[note 8(a)(ii)]
Balance, January 31, 2004		—		73,514		(39,301)		34,213
2005 transactions, net		—		7,616		—		7,616
Balance, January 31, 2005		—		81,130		(39,301)		41,829
2006 transactions, net		—		—		—		—
Balance, January 31, 2006		—		81,130		(39,301)		41,829

Eagle Property[note 8(b)]
Balance, January 31, 2004,
2005 and 2006		1		—		—		1

Ludlow Property [note 8(c)]
Balance, January 31, 2004,
2005 and 2006		1		—		—		1

JDN Property[note 8(d)]
Balance, January 31, 2004,
2005 and 2006		1		—		—		1

Total Properties		801,959		11,270,576		(1,976,926)		10,095,609

See accompanying notes

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

1.	NATURE OF BUSINESS AND GOING CONCERN

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company is in the process of exploring its mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. Management’s plan in this regard is to raise equity financing as required.

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company previously issued to its shareholders the 2006 annual audited consolidated financial statements (the “2006 consolidated financial statements”), consisting of consolidated balance sheets as at January 31, 2006 and 2005 and consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended January 31, 2006, 2005 and 2004 and for the cumulative period January 22, 1981 (inception) to January 31, 2006, in its 2006 Annual Report. The 2006 consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“U.S. GAAP”). The 2006 consolidated financial statements were previously issued with an unqualified audit opinion from Ernst & Young LLP on those statements dated May 31, 2006.

Included in the previously issued 2006 consolidated financial statements was a prior period adjustment, which is described in note 3.

The 2006 consolidated financial statements along with prior years’ consolidated financial statements have been restated. Ernst & Young LLP was not the auditor of the prior years’ consolidated financial statements, being as at and for the years ended January 31, 2005 and 2004. Ernst & Young LLP have audited the adjustments to the prior years’ consolidated financial statements because the Company’s previous auditors, Moore Stephens Ellis Foster Ltd., have ceased operations and are no longer available to issue an audit opinion on the adjustments. The adjustments are as follows:

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (continued)

(a)	Valuation allowance

In the 2006 consolidated financial statements the future income tax liability was presented net of future income tax assets arising from prior year non-capital loss carry-forwards from the Company’s US operations and deductible temporary differences related to the Company’s Canadian operations. As the Company is in the development stage, a full valuation allowance should have been applied against the future income tax assets.

As the Company had not applied a full valuation allowance, the 2006 consolidated financial statements, including the consolidated financial statements of previous years, have been restated. The future income tax liabilities presented in the restated consolidated financial statements are presented at their gross value; the future income tax expense, loss for the year and deficit have also been adjusted.

(b)	Foreign exchange

In the 2006 consolidated financial statements, the future income tax expense included amounts related to foreign exchange changes. The Company’s operations in the United States that give rise to the future tax liabilities are integrated with those of the Company’s head office in Canada. Therefore, the foreign exchange changes of the future income tax liability should have been presented as part of the foreign exchange gain or loss for the year.

As the Company had recorded the effect of foreign exchange changes through the future income tax expense, an adjustment to restate the foreign exchange gain or loss and future income tax expense was recorded, and presented in these restated consolidated financial statements.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (continued)

(c)	Effect of the restatement on the consolidated financial statements

	For the period January 22, 1981 (inception) to January 31, 2006
	As originally reported		Valuation allowance		Foreign exchange		As restated
	$		$		$		$

Consolidated statements of operations and deficit:
Foreign exchange gain (loss)		(251,286)		—		721,641		470,355
Loss for the period before future income taxes and non-controlling interest		(22,800,335)		—		721,641		(22,078,694)
Future income tax expense		(1,096,000)		(1,477,422)		(721,641)		(3,295,063)
Loss for the period		(23,896,346)		(1,477,422)		—		(25,373,768)

Consolidated statements of cash flows:
Loss for the period		(23,896,346)		(1,477,422)		—		(25,373,768)
Adjustments for items not involving cash:
- future income tax expense		1,096,000		1,477,422		721,641		3,295,063
- foreign exchange gain		—		—		(721,641)		(721,641)

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (continued)

	2006
	As originally reported		Valuation allowance		Foreign exchange		As restated
	$		$		$		$

Consolidated balance sheets:
Future income tax liability		1,448,662		1,477,422		—		2,926,084
Deficit		(23,896,346)		(1,477,422)		—		(25,373,768)
Shareholders’ equity		9,152,164		(1,477,422)		—		7,674,742

Consolidated statements of operations and deficit:
Foreign exchange gain (loss)		(20,401)		—		214,051		193,650
Loss for the period before future income taxes and non-controlling interest		(2,289,463)		—		214,051		(2,075,412)
Future income tax expense		(778,000)		804,186		(214,051)		(187,865)
Loss for the period		(3,067,474)		804,186		—		(2,263,288)
Deficit, beginning of period		(20,828,872)		(2,281,608)		—		(23,110,480)
Deficit, end of period		(23,896,346)		(1,477,422)		—		(25,373,786)
Basic and diluted: loss per share		(0.64)						(0.47)

Consolidated statements of cash flows:
Loss for the period		(3,067,474)		804,186		—		(2,263,288)
Adjustments for items not involving cash:
- future income tax expense		778,000		(804,186)		214,051		187,865
- foreign exchange gain		—		—		(214,051)		(214,051)

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (continued)

	2005
	As originally reported		Valuation allowance		Foreign exchange		As restated
	$		$		$		$

Consolidated balance sheets:
Future income tax liability		318,000		2,281,608		—		2,599,608
Deficit		(20,828,872)		(2,281,608)		—		(23,110,480)
Shareholders’ equity		10,257,394		(2,281,608)		—		7,975,786

Consolidated statements of operations and deficit:
Foreign exchange gain (loss)		(46,520)		—		157,429		110,909
Loss for the period before future income taxes and non-controlling interest		(878,819)		—		157,429		(721,390)
Future income tax expense		—		(104,846)		(157,429)		(262,275)
Loss for the period		(878,819)		(104,846)		—		(983,665)
Deficit, beginning of period		(19,950,053)		(2,176,762)		—		(22,126,815)
Deficit, end of period		(20,828,872)		(2,281,608)		—		(23,110,480)
Basic and diluted: loss per share		(0.19)						(0.21)

Consolidated statements of cash flows:
Loss for the period		(878,819)		(104,846)		—		(983,665)
Adjustments for items not involving cash:
- future income tax expense		—		104,846		157,429		262,275
- foreign exchange gain		—		—		(157,429)		(157,429)

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (continued)

	2004
	Previously reported		Valuation allowance adjustment		Foreign exchange adjustment		As restated
	$		$		$		$

Consolidated statements of operations and deficit:
Foreign exchange gain (loss)		(140,623)		—		350,161		209,538
Loss for the period before future income taxes and non-controlling interest		(753,596)		—		350,161		(403,435)
Future income tax expense		—		213,782		(350,161)		(136,379)
Loss for the period		(753,596)		213,782		—		(539,814)
Deficit, beginning of period		(19,196,457)		(2,390,544)		—		(21,587,001)
Deficit, end of period		(19,950,053)		(2,176,762)		—		(22,126,815)
Basic and diluted: loss per share		(0.20)						(0.15)

Consolidated statements of cash flows:
Loss for the period		(753,596)		213,782		—		(539,814)
Adjustments for items not involving cash:
- future income tax expense		—		(213,782)		350,161		136,379
- foreign exchange gain		—		—		(350,161)		(350,161)

3.	PRIOR PERIOD ADJUSTMENT

During the year the Company recorded a prior period adjustment to account for an unrecorded future income tax liability arising from prior years. The effect of the restatement is that future income tax liability and deficit increased by $318,000 at January 31, 2005. The unrecorded future income tax liability pertained to periods prior to February 1, 2003, and as a result, the deficit, beginning of the period as disclosed in the consolidated statements of operations and deficit for the years ended January 31, 2005 and 2004 also increased by $318,000. The unrecorded future income tax liability did not change the Company’s loss for the period for either of the years ended January 31, 2005 or 2004.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

4.	MARCUS CORPORATION ACQUISITION

During the year ended January 31, 2006, the Company completed the following acquisition which was accounted for by the purchase method with effect from the date of acquisition.

On September 15, 2005, the Company acquired 98.49% of the issued and outstanding capital of Marcus Corporation (“Marcus”). The Company acquired the shares at a total cost, including costs of acquisition of $15,992, of $660,997. Consideration for the acquisition was paid through the issuance of common shares of the Company totalling 347,964, and 173,975 common share purchase warrants. The common shares were valued at $1.52 per share. The warrants were valued at $116,100 using the Black-Scholes option pricing model. The consideration has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair values with the excess consideration recorded to goodwill, as follows:

	$

Cash		1,494
Mineral properties		1,022,231
Future income taxes		(352,662)
Non-controlling interest		(10,066)
		660,997

5.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned subsidiary Marcus. Significant inter-company accounts and transactions have been eliminated.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in conformity with United States generally accepted accounting principles (“US GAAP”), except as described in note 19 to these consolidated financial statements. All figures are in Canadian dollars unless otherwise stated.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties

The Company is in the exploration stage and defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date less amounts amortized and/or written off and do not necessarily represent present or future values.

If the properties are put into commercial production, the expenditures will be depleted based upon the proven and probable reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs, such as land taxes, of maintaining in good standing its mineral properties.

The carrying values of mineral interests, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future writedowns of capitalized property carrying values.

Investment securities

The investments in Mill Bay Ventures Inc. (formerly First International Metals Corp.) and Levon Resources Ltd. are carried at cost less writedowns determined to be other than temporary. They will be written down to their net realizable value if and when it has been determined that an other than temporary impairment to their value has occurred.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, advances receivable, share subscriptions receivable, accounts payable and accrued liabilities and advances payable to related parties. Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

At January 31, 2006 and 2005, the Company had approximately $nil and $nil, respectively, in cash balances at financial institutions which were in excess of the insured limits. Therefore, the company is not exposed to significant concentrations of credit risk.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization, which is translated at historical exchange rates. Gains and losses on translation is included as income (loss) for the year.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

Impairment of long-term assets

The Company re-evaluates the recoverability of long-term assets, including loan receivable, equipment, mineral properties, and investment securities, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or be realized on sale. The Company’s policy is to write-down assets to their fair value in the period when it is determined that the carrying amount of the asset is not likely to be recovered.

5.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Computer hardware	20%
Equipment	20%

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

Cash and cash equivalents

Cash and cash equivalents include cash on deposit with banks, and highly liquid short-term interest bearing securities with maturities at the purchase date of three months or less.

	2006		2005
	$		$

Cash		663,071		122,146
Cash equivalents		—		1,350,000
		663,071		1,472,146

Loss per share

Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

Basic loss per share is computed using the weighted average number of common shares outstanding during the year.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income taxes are accounted for using the liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Asset retirement obligation

Asset retirement obligations are accounted for pursuant to Section 3110, of the Handbook of the Canadian Institute of Chartered Accountants. It requires the recognition of the fair value of a liability for asset retirement obligations in the year in which such a liability is incurred; when a reasonable estimate can be made. At such time the present value of the asset retirement obligation (referred to as “site restoration obligations”) are to be added to the capitalized cost of the mineral property, and recorded as a liability at the equivalent amount. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimate. The site restoration obligations included in the capitalized cost of the property, as adjusted from time to time, are to be amortized to operations on the unit-of-production basis together with total mineral property costs capitalized.

Stock-based compensation

The Company adopted Section 3870 (“CICA 3870”), Stock-based compensation and other stock-based payments, of the Handbook of the Canadian Institute of Chartered Accountants, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for all stock-based transactions. Under the recommendation, direct awards of stock granted to employees and directors are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

6.	INVESTMENT SECURITIES

	2006		2005
	$		$

Levon Resources Ltd.
967,571 common shares [2005 - 967,571]		77,117		77,117

Mill Bay Ventures Inc. (formerly First International Metals Corp.)
518,731 common shares [2005 - 324,565]		70,291		52,817
		147,408		129,934

Levon Resources Ltd. (“Levon”) and Mill Bay Ventures Inc. (“Mill Bay”) are related to the Company by way of common management and directors. The fair market value of the Mill Bay and Levon common shares as at January 31, 2006 were $46,688 [2005 - $38,948], and $91,910 [2005 - $96,757], respectively.

7.	EQUIPMENT

	Cost		Accumulated amortization		Net book value
	$		$		$

2006
Computer hardware		5,926		2,536		3,390
Equipment		436		192		244
		6,362		2,728		3,634

2005
Computer hardware		5,926		1,688		4,238
Equipment		436		131		305
		6,362		1,819		4,543

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

8.	MINERAL PROPERTIES

(a)	Robertson property

The Company has certain interests in 724 patented and unpatented load mining claims located in the Bullion Mining District, Lander County, Nevada, subject to NSR’s ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is recorded under three separate claims groups known as the Core Claims (100% owned), the Carve-out Claims (39% carried interest) and the Norma Sass/Ruff Claims (66.67% owned).

(i)	Carve-out Claims - 39% carried interest

By an Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 200 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company could elect, and did elect, to have the 49% of its interest reverted to a 39% carried interest.

The Carve-out Claims Option Agreement was assignable by the Company or Amax. On September 13, 1995, the Company optioned 50% of its interest in 54 claims (subsequent known as the Ruff/Sass Claims - see note 7(a)(ii)) to Levon Resources Ltd., and on March 24, 1997 Amax assigned it’s Option to Placer Dome Inc. (“Placer”). On July 11, 1997, Placer exercised its right to acquire a 51% interest in the claims by making a payment to the Company of US $615,359. The claims, that Placer had acquired a 51% interest in, excluded the Ruff/Sass claims as these were released back to the Company by Placer. Pursuant to the terms under the option agreement, the parties entered into an Exploration and Mining Venture Agreement dated July 11, 1997, and the Company exercised its right to have Placer advance the Company’s share of venture costs from inception of the Venture to commencement of commercial production in exchange for an additional undivided 10% interest in the properties.

(ii)	Ruff/Norma Sass - 66.67% owned

By an amended Option Agreement dated September 13, 1995, the Company had granted Levon Resources Ltd. (“Levon”), a company related by common directors, an option to purchase a 50% interest in 54 claims known as the Ruff/Sass Claims. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in the claims by the issuance to the Company of 300,000 common shares in Levon (received during previous fiscal years) and incurring $350,294 in exploration on the Property (incurred during prior years).

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

8.	MINERAL PROPERTIES (continued)

(a)	Robertson Property (continued)

(ii)	Ruff/Norma Sass - 66.67% owned (continued)

A third party holds a 3% net smelter returns royalty on the production from some of these mining claims, up to a limit of USD$1,250,000.

By an Option Agreement dated December 4, 2002 the Company granted Goldfranchise Corporation (“Goldfranchise”) an Option to acquire a 33 1/3% interest in the Ruff/Norma Sass claims. In order to earn the interest, Goldfranchise must:

a)	Pay to Coral US$38,391.50;

b)	Incur minimum expenditures on the property in the amount of US $300,000, of which $100,000 on or before December 4, 2003, and the balance of $200,000 on or before December 4, 2004; and

c)	Pay to Coral 33 1/3% of all land fees, taxes, advance royalties required to keep the claims in good standing.

This Option Agreement with Goldfranchise has been terminated due Goldfranchise not fulfilling their obligations under the Agreement.

By way of an agreement dated December 30, 2004, the Company and Levon have assigned, sub-leased and granted a mining lease to a subsidiary of Agnico-Eagle Mines Ltd. (“AGE”) on the following properties: the Blue Nugget; the Blue Nugget #1 to #8; the Lander Ranch; the Lander Ranch #1 to the Lander Ranch #25 and the Lander Ranch Extension; the Blue Jay; the T and S; the Norma and the Norma #1 to the Norma #23; the Sass and the Sass #1 to the Sass #10; the DM #1 to the DM #8; the BA #1 to the BA #12; the PC #1 to the PC #20; and the PM #1 to the PM #12, in consideration for the following minimum advance royalty payments (in US dollars) and minimum work commitments:

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

8.	MINERAL PROPERTIES (continued)

(a)	Robertson Property (continued)

(ii)	Ruff/Norma Sass - 66.67% owned (continued)

Date		Advance Royalty (US$)	Minimum Work

Execution of the Agreement	December 30, 2004	$25,000	—
First Anniversary	December 30, 2005	$30,000	13,000 ft of drilling
Second Anniversary	December 30, 2006	$50,000	15,000 ft of drilling
Third Anniversary	December 30, 2007	$75,000	17,000 ft of drilling
Fourth Anniversary	December 30, 2008	$75,000	—
Fifth Anniversary	December 30, 2009	$150,000	—

A minimum of 13,000 ft of exploration drilling was completed as part of the first year’s minimum work commitment. The initial advance royalty payment has been paid and received and the first anniversary payment has been received as well. Upon making the second and third year’s anniversary advance royalty payments, AGE will be obligated to complete the associated minimum work commitment for that year. After the third anniversary, or at anytime after the completion of at least 45,000 ft of drilling, AGE will have earned a 51% interest in the Norma Sass Property.

AGE, at its option, may provide the funds to acquire the leased claims from the underlying owners of such claims for the benefit of AGE, the Company and Levon, to earn an additional 24% interest (bringing AGE’s total interest to 75%). AGE will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards AGE’s payment of a royalty of 2.5% net smelter returns from production to the Company and Levon. AGE has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to the Company and Levon to 1.5%) for a cash payment of USD$1.0 million. The Company and Levon have agreed to share in any benefits from the agreement with AGE in proportion to their current respective interests in the Norma Sass Property.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

8.	MINERAL PROPERTIES (continued)

(a)	Robertson Property (continued)

(iii)	Core claims - 100% owned

By an Option Agreement dated January 31, 1999 the Company granted Placer an option to acquire up to a 70% interest in the entire Robertson Property’s 724 claims. Under the terms of the Option, Placer guaranteed a Reclamation Bond required to be posted by the Company for previous exploration work on the Core Claims. The Option Agreement terminated on December 31, 1999. The Company was obligated under the terms of the Option to replace Placer’s guarantee. Subsequent to January 31, 2004, the Company replaced the guarantee by posting a cash bond [note 9].

(iv)	Marcus Corporation

By way of an agreement dated September 15, 2005, the Company has purchased 1,391,860 shares of Marcus Corporation (“Marcus”), representing 98.49% of the total issued shares of Marcus. Marcus owns the Marcus mining claims, consisting of 39 unpatented lode claims and two Placer claims, and which comprise a portion of the Company’s Robertson Property. By acquiring Marcus, the Company will control Marcus, and own an indirect interest in the mining lease between the Company and Marcus, which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million. The mining lease with Marcus expires in 2007.

(b)	Eagle Property

The Company holds a 50% interest in 45 lode mineral claims located at Corral Canyon in Lander County, Nevada, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

8.	MINERAL PROPERTIES (continued)

(c)	Ludlow Property

The Company owns a mineral property consisting of approximately 128 acres in the San Bernadino County, California, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

(d)	JDN Property

The Company holds a 50% interest in 34 lode mineral claims located in Lander County, Nevada USA. The JDN claims are located approximately three miles north of the Robertson Property. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

Ownership in mineral properties involves certain inherent risks due to the difficulties in determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its properties is in good standing.

9.	RECLAMATION DEPOSIT

Under the laws of the State of Nevada, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. The Company’s obligation at January 31, 1999 had been assumed by Placer as part of the Exploration and Development Option Agreement [note 8(a)]. As the Agreement was terminated on December 31, 1999, the Company was required to post its own security to guarantee performance under the Reclamation Bond.

During the year, a revised Reclamation Plan for the purposes of reducing the performance bond was approved by the Bureau of Land Management (the “Bureau”), reducing the required deposit to $260,976 (US$228,205) [2005 - $518,057].

Coral Resources Inc., as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

10.	SUBSCRIPTIONS RECEIVED IN ADVANCE

During the year, the Company received $60,000 [2005 - $nil] towards private placements of 20,000 shares [2005 - nil]. These shares were issued subsequent to year-end as part of the private placement that closed on March 4, 2006 [note 18(a)].

11.	SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

	Shares	Amount		Deficit
		$		$

Balance, January 31, 2003	3,470,993		27,379,052		(19,196,457)
2004 share issuances for cash:					—
Private placements	721,882		1,897,068		—
Exercise of warrants	149,310		357,368		—
Exercise of stock options	19,500		48,750		—
Share issuance costs	—		(36,000)		—
2004 loss	—				(753,596)
Balance, January 31, 2004	4,361,685		29,646,238		(19,950,053)
2005 share issuances for cash:					—
Private placements	255,220		1,039,464		—
Exercise of warrants	1,600		4,960		—
Exercise of stock options	30,400		76,000		—
Share issuance costs	—		(11,984)		—
2005 loss	—		—		(878,819)
Balance, January 31, 2005	4,648,905		30,754,678		(20,828,872)
2006 share issuances for cash:					—
Exercise of warrants	9,397		25,944		—
Exercise of stock options	102,500		174,250		—
Shares returned to treasury	(2,500)		(11,000)		—
Fair value of stock options exercised	—		87,560		—
Shares issued for Marcus Corp purchase	347,964		528,905		—
2006 loss	—		—		(3,067,474)
Balance, January 31, 2006	5,106,266		31,560,337		(23,896,346)

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

11.	SHARE CAPITAL (continued)

(c)	At January 31, 2006, the following director, officer and employee stock options are outstanding and exercisable enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date
300,400	$1.70	December 1, 2009
32,500	$1.70	April 12, 2010
365,000	$3.55	December 12, 2010

The Company has granted founders, directors, officers and certain employees stock options. Stock option activity is summarized as follows:

	Number of Shares	Weighted Average Exercise Price
		$
Balance outstanding, January 31, 2003	202,750		2.50
2004 - Cancelled	(10,000)		2.50
2004 - Exercised	(19,500)		2.50
Balance outstanding, January 31, 2004	173,250		2.50
2005 -- Granted	412,900		1.70
2005 - Cancelled	(20,250)		1.71
2005 - Exercised	(30,400)		2.50
Balance outstanding, January 31, 2005	535,500		1.91
2006 - Granted	407,500		3.36
2006 - Expired	(142,600)		2.50
2006 - Exercised	(102,500)		1.70
Balance outstanding, January 31, 2006	697,900		2.67

The Company in fiscal 2005 adopted a formal stock option plan which provides for the granting of options to directors, officers, employees and consultants for a maximum of 706,000 shares (representing approximately 20% of the issued share capital of the Company as at the date of approval of the Plan by the Board). The Company recorded compensation expense of $1,056,100 [2005 - $343,533] with respect to stock options granted. The weighted average fair value of the options granted as at January 31, 2006 was $2.59 per share [2005 - $0.83 per share].

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

11.	SHARE CAPITAL (continued)

(c)	(continued)

The fair value of options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates of 4.09% and 4.42%, dividend yield of 0.0%, volatility factors of 104.23% and 101.41, and a life of 5 years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options, which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility, changes in the subjective input assumptions can materially affect the fair value estimate.

At January 31, 2006, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows. Subsequent to year-end, the warrants with expiry dates of February 16 and 17, 2006 expired without being exercised:

Number of Shares	Exercise Price	Expiry Date
104,380	$4.80	February 16, 2006
148,340	$5.50	February 17, 2006
391,900	$3.10	October 12, 2006
200,000	$3.60	November 17, 2006
100,000	$3.90	December 19, 2006
171,078	$2.00	September 15, 2007
1,115,698

12.	CONTRIBUTED SURPLUS

	2006		2005
	$		$
Balance, beginning of the year		343,533		—
Stock-based compensation expense		1,056,100		343,533
Warrants issued on acquisition of Marcus Corporation		116,100		—
Fair value of stock options exercised		(87,560)		—
		1,428,173		343,533

13.	COMMITMENTS

(a)
The Company entered into a new cost-sharing agreement during 2005 to reimburse a related party for a variable percentage [2005 fixed percentage - 20%; 2004 fixed percentage - 20%] of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

A total of $166,203 [2005 - $135,140; 2004 - $107,393] was charged to operations in relation to the cost sharing agreement.

(b)
The Company entered into a 12 month Investor Relations Agreement on July 1, 2005 with Investors Relations Services Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totalling $18,000 plus expenses [2005 - $nil; 2004 - $nil].

14.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

(a)
Included in advances receivable are amounts due from related parties, as well as third party receivables. These amounts due from related parties include $28,003 [2005 - $28,003] due from a joint venture with common management and common directors; $7,850 [2005 - $Nil] from a company controlled by a Director; $1,430 [2005 - $Nil] from a director of the Company and $13,124 (2006: $89,992 less an allowance for bad debt of $76,868; 2005: $122,048 less an allowance for bad debt of $90,621) with two companies with common management and common directors.

(b)
Advances payable include $31,620 [2005 - $31,333] due to Directors in regards to past directors’ fees; $26,922 [2005 - $10,695] due to a company with common management in regards to the cost sharing agreement for overhead expenses; $nil [2005 - $32,540] to a company with common management and directors and $3,414 [2005 - $1,784] to a company controlled by a Director.

(c)	Consulting fees of $30,000 [2005 - $30,000; 2004 - $22,500] were paid to a company owned by a director.

(d)	Management fees of $105,000 [2005 - $75,000; 2004 - $90,000] were paid to a company owned by a director.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

14.	RELATED PARTY TRANSACTIONS (continued)

(e)	Directors’ fees of $12,000 [2005 - $14,000; 2004 - $24,000] were paid to directors of the Company.

(f)	An allowance in the amount of $209,840 [2005 - $209,840; 2004 - $209,840] has been accrued in respect of advances made to a Company with common management.

(g)
The loan receivable of $83,000 [2005 - $50,000] is due from a subsidiary of a related company with common management that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

(h)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $525,000 [2005 - $Nil].

(i)	These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

15.	SITE RESTORATION OBLIGATION

Management has assessed their site restoration obligations and the associated liability to be recognized in the current period. Management has estimated that the costs would approximate $16,000 [2005 - $nil]. Management will continue to assess their site restoration obligations and the associated liability as further information becomes known.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

16.	INCOME TAXES

The reconciliation of the future income tax recovery (expense) rate to the statutory rate is as follows:

	2006	2005	2004
	$	$	$
	restated	restated	restated
	[note 2]	[notes 2 and 3]	[notes 2 and 3]

Loss before taxes	(2,075,412)	(721,390)	(403,435)
Income tax rate	34.75%	35.62%	35.62%

Income tax recovery at the statutory rate	721,206	256,959	143,704

Permanent differences	(384,610)	(136,879)	(49,269)
Losses not benefited	(436,019)	(382,158)	(230,306)
Changes in income tax rates	(88,442)	(197)	(508)
Net future income tax expense	(187,865)	(262,275)	(136,379)

The components of the future income tax assets (liabilities) are as follows:

	2006	2005
	$	$
	restated	restated
	[note 2]	[notes 2 and 3]
Future income assets
Non-capital loss carry-forwards	2,752,021	3,343,730
Resource interests	774,556	808,608
Other	30,301	53,086
	3,556,878	4,205,424
Less: valuation allowance	(3,556,878)	(4,205,424)
Net future income tax asset	—	—
Future income tax liability
Resource interests	(2,926,084)	(2,599,608)
Net future income tax liability	(2,926,084)	(2,599,608)

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

16.	INCOME TAXES (continued)

At January 31, 2006, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $3,798,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

	$
2007		420,000
2008		243,000
2009		231,000
2010		527,000
2011		627,000
2015		522,000
2016		1,228,000
		3,798,000

The net operating losses available to offset revenues of the US operations are approximately US$3,648,000 and expire at various times through 2017.

17.	SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities principally in United States. The Company is in the development stage and, accordingly, has no reportable segment revenues or operating results for each of the 2006, 2005 and 2004 fiscal year.

	Canada		USA		Total
	$		$		$
2006
Current assets		695,738		99,547		795,285
Investment in securities		74,833		72,575		147,408
Loan Receivable		83,000		—		83,000
Equipment		3,634		—		3,634
Mineral properties		—		10,095,609		10,095,609
Reclamation deposit		—		260,976		260,976
		857,205		10,528,707		11,385,912

2005
Current assets		1,511,905		50,989		1,562,894
Investment in securities		57,359		72,575		129,934
Loan Receivable		50,000		—		50,000
Equipment		4,543		—		4,543
Mineral properties		—		8,472,255		8,472,255
Reclamation deposit		—		518,057		518,057
		1,623,807		9,113,876		10,737,683

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

18.	SUBSEQUENT EVENTS

(a)	The Company closed a non-brokered private placement of 1,500,000 shares at a price of $3.00 per share on March 4, 2006.

(b)
The Company announced on March 6, 2006 that it has received an offer by U.S. Gold Corporation (“US Gold”) to acquire all of the Company’s outstanding common shares. Under the proposal, U.S. Gold Corporation would offer 0.63 share of U.S. Gold common stock for each outstanding common share of the Company. The Company announced on January 18, 2007 that US Gold has decided not to pursue its proposed offer.

(c)
The Company announced on September 5, 2006 that it has granted incentive stock options for the purchase of up to 280,000 shares at a price of $3.92 per share exercisable on or before September 5, 2011, to directors, officers, employees and consultants of the Company.

(d)
The Company has renewed a 12 month Investor Relations Agreement with Investor Relations Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totalling $24,000 plus expenses.

(e)
The Company entered into a 3 month Investor Relations Agreement on August 30, 2006 with Agoracom Investor Relations Corp. (“Agoracom”), to provide online marketing services. In consideration for the services rendered, the Company has agreed to pay Agoracom fees totaling $9,000 and grant Agoracom the option to purchase 20,000 common shares at a price of $3.92 per share.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP)

These consolidated financial statements and the selected financial data have been prepared under Canadian GAAP.

For each year of presentation, the modifications necessary in order for these consolidated financial statements to conform to U.S. GAAP have been suitably provided as follows:

(a)	Reconciliation of Consolidated Balance Sheet items:

(i)	Reconciliation of Total Assets and Liabilities

	2006	2005
	$	$
	restated	restated
	[note 2]	[notes 2 and 3]

Total assets per Canadian GAAP	11,385,912	10,737,683
Mineral properties [note 19(h)]	(9,057,135)	(8,472,255)
Investment securities	(8,810)	5,771
Total assets per U.S. GAAP	2,319,967	2,271,199

Total liabilities per Canadian GAAP	3,711,170	2,761,897
Future income tax liability	(2,573,422)	(2,599,608)
Total liabilities per U.S. GAAP	1,137,748	162,289

(ii)	Reconciliation of Deficit under U.S. GAAP

	2006	2005	2004
	$	$	$
	restated	restated	restated
	[note 2]	[notes 2 and 3]	[notes 2 and 3]

Deficit end of year per Canadian GAAP	(25,373,768)	(23,110,480)	(22,126,815)
Stock compensation expense	(60,000)	(60,000)	(60,000)
Deferred exploration expenditures, net	(9,057,135)	(8,472,255)	(7,574,347)
Future income taxes	2,573,422	2,599,608	2,494,762
Deficit end of year per U.S. GAAP	(31,917,481)	(29,043,127)	(27,266,400)

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(b)	Reconciliation of Consolidated Statement of Income items:

Reconciliation of Net Loss under U.S. GAAP

	Year ended January 31, 2006	Year ended January 31, 2005	Year ended January 31, 2004
	$	$	$
	restated	restated	restated
	[note 2]	[note 2]	[note 2]

Net loss for the year per Canadian
GAAP	(2,263,288)	(983,665)	(539,814)
Deferred exploration expenditures	(584,880)	(897,908)	(420,054)
Future income taxes	187,865	262,275	136,379
Foreign exchange gain	(214,051)	(157,429)	(350,161)
Writedown of deferred exploration expenditures	—	—	4,968
Net loss for the year per U.S. GAAP	(2,874,354)	(1,776,727)	(1,168,682)
Unrealized gain (loss) on investment securities	(14,581)	5,771	—
Net comprehensive loss for the year per U.S. GAAP	(2,888,935)	(1,770,956)	(1,168,682)

(c)	Loss Per Share U.S. GAAP

	Year ended January 31, 2006	Year ended January 31, 2005	Year ended January 31, 2004
	$	$	$
	restated
	[note 2]
Comprehensive loss per share basic and diluted	(0.60)	(0.38)	(0.32)

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(d)	Comprehensive Income

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

Under US GAAP, a statement of changes in shareholders’ equity and comprehensive income in the following format would form a part of the annual consolidated financial statements:

Consolidated Statement of Changes in Shareholders’ Equity

								Comprehensive		Accumulated	Total
								Income		Other	Shareholders’
							Additional	(Loss)	Deficit	Comprehensive	Equity
	Share Capital			Share			Paid In	restated	restated	Income	restated
	Number of	Amount		Subscriptions	Warrants		Capital	[note 2]	[notes 2 and 3]	(Loss)	[notes 2 and 3]
	Shares	$		$	$		$	$	$	$	$

Balance forward, January 31, 2003	3,470,994		27,379,052	—		—	60,000		(26,097,718)	—	1,341,334
Share subscriptions	—		—	791,720		—	—	—	—	—	791,720
Issuance of shares [see note 11(b)]	890,691		2,267,186	—		—	—	—	—	—	2,267,186
Components of comprehensive income: - net income (loss)	—		—	—		—	—	(1,168,682)	(1,168,682)	—	(1,168,682)
								(1,168,682)
Balance, January 31, 2004	4,361,685		29,646,238	791,720		—	60,000		(27,266,400)	—	3,231,558

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(d)	Comprehensive Income (continued)

Consolidated Statement of Changes in Shareholders’ Equity (continued)

								Comprehensive		Accumulated	Total
								Income		Other	Shareholders’
							Additional	(Loss)	Deficit	Comprehensive	Equity
	Share Capital			Share			Paid In	restated	restated	Income	restated
	Number of	Amount		Subscriptions	Warrants		Capital	[note 2]	[notes 2 and 3]	(Loss)	[notes 2 and 3]
	Shares	$		$	$		$	$	$	$	$

Balance forward, January 31, 2004	4,361,685		29,646,238	791,720		—	60,000		(27,266,400)	—	3,231,558
Share subscriptions	—		—	(791,720)		—	—	—	—	—	(791,720)
Issuance of shares [see note 11(b)]	287,220		1,108,440	(11,945)		—	—	—	—	—	1,096,495
Stock-based compensation expense	—		—	—		—	343,533	—	—	—	343,533
Components of comprehensive income:
- net income (loss)	—		—	—		—	—	(1,776,727)	(1,776,727)	—	(1,776,727)
- change in unrealized gain (loss) of marketable securities	—		—	—		—	—	5,771	—	5,771	5,771
								(1,770,956)
Balance, January 31, 2005	4,648,905		30,754,678	(11,945)		—	403,533		(29,043,127)	5,771	2,108,910

Share subscriptions	—		—	71,945		—	—	—	—	—	71,945
Issuance of shares [see note 11(b)]	457,361		805,659	—		116,100	—	—	—	—	921,759
Stock-based compensation expense	—		—	—		—	1,056,100	—	—	—	1,056,100
Fair value of stock option exercises	—		—	—		—	(87,560)	—	—	—	(87,560)
Components of Comprehensive income:
- net income (loss)	—		—	—		—	—	(2,874,354)	(2,874,354)	—	(2,874,354)
- change in unrealized gain (loss) of marketable securities	—		—	—		—	—	(14,581)	—	(14,581)	(14,581)
								(2,888,935)
Balance, January 31, 2006	5,106,266		31,560,337	60,000		116,100	1,372,073		(31,917,481)	(8,810)	1,182,219

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(e)	Supplemental Financial Information

(i)	Reconciliation of Cash Flows under U.S. GAAP

Cash Flows from Operating Activities

	2006		2005		2004
	$		$		$
Cash provided by (used in) operating
activities per Canadian GAAP		(677,443)		(556,184)		(1,021,895)
Deferred exploration expenditures		(584,880)		(897,908)		(420,054)
Cash provided by (used in) operating activities per U.S. GAAP		(1,262,323)		(1,454,092)		(1,441,949)

Cash Flows from Investing Activities

	2006		2005		2004
	$		$		$
Cash provided by (used in) investing activities per Canadian GAAP		(392,771)		(914,246)		264,756
Deferred exploration expenditures		584,880		897,908		420,054
Cash provided by (used in) investing activities per U.S. GAAP		192,109		(16,338)		684,810

(f)	Restatement of financial statements

As described in notes 2 and 3, the consolidated financial statements have been restated. In conjunction with the restatement adjustments to the consolidated financial statements, described in notes 2 and 3, the following changes to the U.S. GAAP information in note 19 was required.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

	2006
	As originally reported		Valuation allowance		Foreign exchange		As restated
	$		$		$		$
Reconciliation of total liabilities:
Total liabilities per Canadian GAAP		2,233,748		1,477,422		—		3,711,170
Future income tax liability		—		(2,573,422)		—		(2,573,422)
Total liabilities per U.S. GAAP		2,233,748		(1,096,000)		—		1,137,748

Reconciliation of deficit under U.S. GAAP:
Deficit end of year per Canadian GAAP		(23,896,346)		(1,477,422)		—		(25,373,768)
Future income taxes		—		2,573,422		—		2,573,422
Deficit end of year per U.S. GAAP		(33,013,481)		1,096,000		—		(31,917,481)

Reconciliation of net loss under U.S. GAAP:
Net loss for the year per Canadian GAAP		(3,067,474)		804,186		—		(2,263,288)
Future income taxes		—		187,865		—		187,865
Foreign exchange gain		—		—		(214,051)		(214,051)
Net loss for the year per U.S. GAAP		(3,652,354)		992,051		(214,051)		(2,874,354)
Net comprehensive loss for the year per U.S. GAAP		(3,666,935)		992,051		(214,051)		(2,888,935)

Loss per share U.S. GAAP:
Loss per share - basic and diluted		(0.76)						(0.60)

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

	2005
	As originally reported		Valuation allowance		Foreign exchange		As restated
	$		$		$		$
Reconciliation of total liabilities:
Total liabilities per Canadian GAAP		450,289		2,311,608		—		2,761,897
Future income tax liability		—		(2,599,608)		—		(2,599,608)
Total liabilities per U.S. GAAP		450,289		(288,000)		—		162,289

Reconciliation of deficit under U.S. GAAP:
Deficit end of year per Canadian GAAP		(20,828,872)		(2,281,608)		—		(23,110,480)
Future income taxes		—		2,599,608		—		2,599,608
Deficit end of year per U.S. GAAP		(29,361,127)		318,000		—		(29,043,127)

Reconciliation of net loss under U.S. GAAP:
Net loss for the year per Canadian GAAP		(878,819)		(104,846)		—		(983,665)
Future income taxes		—		262,275		—		262,275
Foreign exchange gain		—		—		(157,429)		(157,429)

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

	2004
	As originally reported		Valuation allowance		Foreign exchange		As restated
	$		$		$		$
Reconciliation of deficit under U.S. GAAP:
Deficit end of year per Canadian GAAP		(19,950,053)		(2,176,762)		—		(22,126,815)
Future income taxes		—		2,494,762		—		2,494,762
Deficit end of year per U.S. GAAP		(27,584,400)		318,000		—		(27,266,400)

Reconciliation of net loss under U.S. GAAP:
Net loss for the year per Canadian GAAP		(753,596)		213,782		—		(539,814)
Future income taxes		—		136,379		—		136,379
Foreign exchange gain		—		—		(350,161)		(350,161)

(g)	Additional Disclosure Required by U.S. GAAP

(i)	Operations in a Foreign Country

The Company is subject to numerous factors relating to conducting business in a foreign country (including, without limitation, economic, political and currency risk), any of which could have a significant impact on the Company’s operation.

The Company’s U.S. subsidiaries, Coral Resources, Inc., Marcus Corporation and Coral Energy Corporation of California are subject to U.S. corporation tax on profits.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(h)	Additional Disclosure Required by SEC

The SEC requires that related party transactions be disclosed as a separate line in the financial statements. Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:

(i)
Included in advances receivable are related party transactions of, $28,003 [2005 - $28,003; 2004 - $28,003] due from a joint venture with common management and common directors; $7,850 [2005 - $Nil; 2004 - $Nil] from a company controlled by a Director; $1,430 [2005 - $Nil; 2004 - $Nil] from a director of the Company and $13,124 (2006: $89,992 less an allowance for bad debt of $76,868; 2005: $122,048 less an allowance for bad debt of $90,621; 2004: $90,621) with two companies with common management and common directors.

(ii)	Consulting fees of $30,000 [2005 - $30,000; 2004 - $22,500] were paid to a company owned by a director.

(iii)	Management fees of $105,000 [2005 - $75,000; 2004 - $90,000] were paid to a company owned by a director.

(iv)	Directors’ fees of $12,000 [2005 - $14,000; 2004 - $24,000] were paid to directors of the Company.

(v)	An allowance in the amount of $209,840 [2005 - $209,840] has been accrued in respect of advances made to a company with common management.

(vi)	The loan receivable of $83,000 [2005 - $50,000] is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

(vii)	Included in accounts payable are $525,000 [2005 - $Nil] of amounts due to a Director of the Company, as a bonus.

(viii)	Investment securities and marketable securities would be noted as a related party on the balance sheet.

Coral Gold Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2006, 2005 and 2004	(In Canadian Dollars)

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND U.S. GAAP) (continued)

(i)	Deferred Exploration Expenditures

The Company follows the policy of deferring all acquisition and exploration costs relating to the mineral properties held. Under U.S. GAAP, the deferred exploration expenditures would have been expensed in the year they were incurred [see note 8[a] to 8[d]].

(j)	Investment Securities

U.S. GAAP requires investments held-for-sale to be recorded at fair value. The periodic fluctuation in value is recorded as part of comprehensive income (loss); under U.S. GAAP, the gain (loss) from held-for-sale investments is not recognized into operations (loss for the period) until the securities are sold and the gain (loss) is realized. Canadian GAAP requires such temporary investments to be recorded at the lower of cost and fair value; long-term investments in marketable securities are written down when impairment is considered other than temporary, in which case the written-down value becomes the new cost base. In the Company’s case for the year ended January 31, 2006, a write-down was required for U.S. GAAP (to record to fair value) but the decrease in value was not considered to be other than temporary, and therefore, not written down under Canadian GAAP.

(k)	Stock Based Compensation

Canadian GAAP and U.S. GAAP both have the same policy of recording a compensation expense for the estimated fair value of stock options granted. However, U.S. GAAP adopted the policy of fair value accounting of stock options a year earlier than Canadian GAAP, and at that time, the Company did not record a stock compensation charge of $60,000 under Canadian GAAP. Therefore, the $60,000 is an adjustment to retained earnings when reconciling from Canadian GAAP to U.S. GAAP.